UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064) and on Form F-3 (File No. 333-265132), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Executive Management Changes

In a Press Release dated August 2, 2022, Evaxion Biotech, A/S (the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, announced certain executive management changes. Lars Staal Wegner, M.D., has decided to resign from his current position as the Company’s Chief Executive Officer (“CEO”). Dr. Wegner will remain with the Company in an advisory role to the Company’s new CEO and its Board of Directors.

In Dr. Wegner’s place, the Company has appointed Per Norlén, M.D., PhD., a physician and board certified specialist in Clinical Pharmacology with extensive research experience and over 20 years of working in clinical drug development and management within the biopharmaceutical industry. Most recently, Dr. Norlén was Chief Executive Officer of Targinta AB and Chief Medical Officer of Xintela AB, Targinta is a wholly owned subsidiary of Xintela, a publicly listed company on the Nasdaq First North Growth Market Stockholm, Sweden.  Before that, Dr. Norlén was the Chief Executive Officer and Chief Medical Officer at Alligator Bioscience AB, a publicly listed company on the Nasdaq Stockholm market. Dr. Norlén holds an M.D. and a PhD. in Clinical Pharmacology from Lund University, where he is an Associate Professor of Experimental and Clinical Pharmacology. Dr. Norlén will succeed Dr. Wegner as the Company’s new CEO within the next six months.

In accordance with the terms of Dr. Norlén’s employment agreement with the Company entered into on July 30, 2022, Dr. Norlén will receive an annual base salary of DKK 2,400,000 (approximately USD$328,465 based on the current exchange rate of USD$1.00 = DKK7.30670 on July 29, 2022), plus Warrants to purchase 50,000 shares of the Company’s ordinary shares DKK 1 nominal value (the “Ordinary Shares”), with an exercise price equal to the fair market value of the Company’s American Depositary Shares representing Ordinary Shares on the date of grant thereof, which will be the start date of Dr. Norlén’s employment with the Company. Such Warrants will be subject to the Company’s standard terms and conditions and will vest in equal monthly installments of 1/36th per month over three years from the date of grant. In addition, at the full discretion of the Company’s Board of Directors, Dr. Norlén may receive an annual bonus of between 10-30% of his annual base salary. The Company can terminate Dr. Norlén’s employment at any time upon 12 months’ prior notice. Dr. Norlén may terminate his employment with the Company upon six months’ prior notice. In addition, if within any period of 12 consecutive months Dr. Norlén is absent due to illness for a total of 120 days or should Dr. Norlén be deemed to be permanently disabled, the Company may terminate his employment upon three months’ prior notice.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Press Release dated August 2, 2022, related to the change in the Company’s Chief Executive Officer.

Exhibits

Exhibit
No.	Description
99.1	Press Release Regarding Management Changes Dated August 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: August 2, 2022	By:	/s/ Lars Staal Wegner
Lars Staal Wegner Chief Executive Officer